Exhibit 99.1

ASX RELEASE

29 September 2023

KAZIA THERAPEUTICS ANNOUNCES ACCEPTANCE OF

LATE-BREAKING ABSTRACT AND ORAL

PRESENTATION OF PNOC022 CLINICAL DATA AT

2023 SOCIETY FOR NEURO-ONCOLOGY ANNUAL

MEETING

Sydney, 29 September 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, is pleased to announce that data from an ongoing Phase II study (PNOC022, NCT05009992) of paxalisib, an investigational drug for the treatment of diffuse intrinsic pontine glioma (DIPG) and other diffuse midline gliomas (DMGs), sponsored by the Pacific Pediatric Neuro-Oncology Consortium (PNOC), has been awarded a late breaking oral presentation at the 2023 Society for Neuro-Oncology (SNO) Annual Meeting.

SNO exists to advance multi-disciplinary brain tumour research, education, and collaboration to drive discovery and improve patient care. The 28th Annual Meeting of the Society for Neuro-Oncology will take place from November 15 - 19, 2023 in Vancouver, Canada.

In line with conference publication guidelines, Late-Breaking Abstracts, for which no more than six will be selected, will be made public at 7:00 AM (EST) on the first day of the scientific meeting, Friday, November 17, 2023 and at https://academic.oup.com/neuro-oncology/supplements.

Kazia Chief Executive Officer, Dr John Friend commented, “The Society for Neuro-Oncology conference is a high-profile meeting where many of the best ideas are discussed in brain tumour research. We are very excited that the abstract from the PNOC022 study has been selected for oral presentation in this forum and look forward to sharing data with our shareholders and the market in due course.”

About the PNOC phase II study

The PNOC022 Phase II study is sponsored by PNOC, an international consortium focused on the development of novel combination therapies. It is an adaptive platform study that is examining paxalisib in combination with ONC201, an experimental dopamine receptor D2 (DRD2) antagonist developed by Chimerix, Inc. (Durham, NC). PNOC022 is enrolling children and young adults with diffuse midline gliomas, a category of brain tumours that includes DIPG. The study includes separate cohorts comprising newly diagnosed patients, patients who have completed initial radiotherapy, and patients who have experienced disease progression after treatment. The primary endpoint will be the proportion of patients who are progression-free at six months (PFS6) for newly diagnosed patients, and overall survival (OS) for recurrent patients.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase II study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study in glioblastoma, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the FDA in August 2020. Paxalisib was also awarded Fast Track Designation (FTD) in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A Phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward- looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, including PNOC022, and Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, related to Kazia’s executive leadership changes, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the United States Securities and Exchange Commission (SEC), and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release by Dr John Friend, CEO, on behalf of Kazia’s Board of Directors.